Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 20, 2019

Jennifer Lopez U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	HF Foods Group Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2019
File No. 001-38180

Dear Ms. Lopez:

On behalf of our client, HF Foods Group Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 18, 2019 (the “Staff’s Letter”) regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Contemporaneously, we are filing a revised Proxy Statement via Edgar (the “Amended Proxy”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Jennifer Lopez September 20, 2019 Page 2

Revised Preliminary Proxy Statement on Schedule 14A

Interests of the Board of Directors and Officers of HF Group, page 108

1.

Please revise this section to provide all of the information required by Item 5(a) of Schedule 14A.  For example, please disclose the substantial direct and indirect interests that Mr. Ni holds through his beneficial ownership of your common stock to clearly describe any interests in the matters to be acted upon.

Response: The disclosure on pages 7 and 108 of the Amended Proxy has been revised in accordance with the Staff’s comments.

General

2.	Please revise the proxy card as it does not appear to relate to your company or proposals.

Response: The corrected proxy card has been filed with the Amended Proxy Statement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner